UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México announces structural changes aligned with its strategic objectives of being the leading bank for its customers, with the highest quality of service and offering customer-focused products.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: March 9, 2021

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES STRUCTURAL CHANGES ALIGNED WITH ITS STRATEGIC OBJECTIVES OF BEING THE LEADING BANK FOR ITS CUSTOMERS, WITH THE HIGHEST QUALITY OF SERVICE AND OFFERING CUSTOMER-FOCUSED PRODUCTS

Mexico City, Mexico on March 5, 2021 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of Mexico’s leading banks, announced today that it has made changes to its corporate structure aligned with the strategic objectives of being the main bank for its clients, with the highest quality of service and offering customer-focused products. In light of these objectives, the Deputy General Director of Retail’s role, until today served by Pablo Elek Hansberg, has been eliminated and the responsibilities of this role have been restructured as follows: the distribution areas of the Deputy General Director of Retail and Banking of Companies and Institutions will be led by Fernando Quesada Gómez and the areas corresponding to products and customer experiences will be led by the Deputy General of Management and Business Strategy, Alejandro Cecchi González.

Finally, Héctor Grisi, Executive President and General Director of the Bank comments: “I thank Pablo Elek for all the work carried out throughout these years, he undoubtedly played a key role in the transformation of the Commercial Network through numerous contributions.”

 ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of the leading banks in Mexico, offers a wide range of products and financial services, including retail banking, financial advisory services, as well as other investment activities. Banco Santander Mexico offers a financial services platform focused on the middle and high income segments of the population as well as small and medium companies. It also provides financial services to large multinational companies in Mexico. As of December 31, 2020, Banco Santander Mexico held total assets of Ps.1,856 billion pesos and had more than 18.7 million clients. Based in Mexico City, the company operates 1,350 branches and offices nationwide with a total of 21,422 employees.

Investor Relations contact information

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx

Material Fact
Banco Santander México